Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Allergan, Inc. v. Valeant, Pershing Square, et al. Case No. 8:14-cv-01214

Hearing on Plaintiffs’

Motion for Preliminary Injunction

Rule 14e-3

Brian Frawley, Sullivan & Cromwell LLP October 28, 2014

RULE 14e-3 DOES NOT APPLY HERE

Rule 14e-3 does not apply to, and must be construed to be inapplicable to, trades done at a time that the relevant actors had affirmatively concluded not to pursue a tender offer, for otherwise the Rule would eliminate the fraud and “in connection with” elements of Section 14(e).

By any measure, no Defendant took any step, substantial or otherwise, toward a tender offer prior to May 2014.

The trading complied with Rule 14e-3 because, under Allergan’s theory, Pershing

Square is an “offering person” outside the proscription of Rule 14e-3.

Rule 14e-3 defines an “offering person” as any person who has taken a substantial step to commence or has commenced a tender offer. Allergan argues affirmatively that Pershing Square’s activities, including the trades themselves, were steps toward the tender offer, which defeats its theory.

Under the plain language of the Rule and applicable SEC guidance,

Pershing Square is offering person.

Allergan admits that Pershing Square is both a “bidder” and an “ offeror;” its claim that it is nevertheless not an “offering person” is illogical and contrary to law.

SULLIVAN & CROMWELL LLP 2

Pershing Square’s Trading is Entirely Lawful

Unless Rule 14e-3 Applies

Allergan has it backwards when it argues that trading in advance of an acquisition is unlawful unless its fits “with[in] only one narrow exception” for offering persons (Reply at 6), and claims that Defendants argue that Rule 14e-3 somehow “expand[ed] the class of persons free to commit insider trading” (Reply at 7).

Trading by persons permissibly in possession of information about a potential acquisition is not “insider trading.”

Such trading is and always has been entirely lawful — there is nothing “inside” about information developed and possessed by third parties concerning the stock of an issuer. U.S. v. Chiarella, 445 U.S. 222, 233 (1980) (“recognizing a general duty between all participants in market transactions to forgo actions based on material, nonpublic information . . . departs radically from the established doctrine that duty arises from a specific relationship between two parties”).

SULLIVAN & CROMWELL LLP 3

Exchange Act, Section 14(e)

(e)	Untrue statement of material fact or omission of fact with respect to tender offer

It shall be unlawful for any person to make any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not misleading, or to engage in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders, or any solicitation of security holders in opposition to or in favor of any such offer, request, or invitation. The Commission shall, for the purposes of this subsection, by rules and regulations define, and prescribe means reasonably designed to prevent, such acts and practices as are fraudulent, deceptive, or manipulative.

15 U.S.C. § 78n(e) (emphasis added)

SULLIVAN & CROMWELL LLP 4

SEC Rule 14e-3

Transactions in securities on the basis of material, nonpublic information in the context of tender offers.

(a) If any person has taken a substantial step or steps to commence, or has commenced, a tender offer (the “offering person”), it shall constitute a fraudulent, deceptive or manipulative act or practice within the meaning of section 14(e) of the Act for any other person who is in possession of material information relating to such tender offer which information he knows or has reason to know is nonpublic and which he knows or has reason to know has been acquired directly or indirectly from: (1) The offering person, (2) The issuer of the securities sought or to be sought by such tender offer, or (3) Any officer, director, partner or employee or any other person acting on behalf of the offering person or such issuer, to purchase or sell or cause to be purchased or sold any of such securities or any securities convertible into or exchangeable for any such securities or any option or right to obtain or to dispose of any of the foregoing securities, unless within a reasonable time prior to any purchase or sale such information and its source are publicly disclosed by press release or otherwise.

* * * *

(c) Notwithstanding anything in paragraph (a) of this section to contrary, the following transactions shall not be violations of paragraph (a) of this section: (1) Purchase(s) of any security described in paragraph (a) of this section by a broker or by another agent on behalf of an offering person

SULLIVAN & CROMWELL LLP 5

Section 14(e) and SEC Rule 14e-3 Do Not Apply

When No Tender Offer is Planned

The SEC Release accompanying Rule 14e-3 provides expressly that the Rule implements Section 14(e) and applies only to tender offers:

“The provision implements existing statutory requirements and will be applicable to any tender offer.”

“It should be noted that the rule applies only in the context of tender offers.”

EXCHANGE ACT RELEASE NO. 34-17120 (Sept. 4, 1980) (emphasis added).

“[T]he sole purpose of the Williams Act was the protection of investors who are confronted with a tender offer.” Piper v. Chris-Craft Indus.,

Inc., 430 U.S. 1, 34 (1977).

Section 14(e) does not restrict any trading activities except in connection with a tender offer.

SULLIVAN & CROMWELL LLP 6

The History of Rule 14e-3 Makes Clear That it Applies

Only After a Decision is Made to Pursue a Tender Offer

Prior to the adoption by the SEC of its final Rule 14e-3 in September

1980, each prior proposed Rule (then numbered 14e-2) prohibited all persons — including the “bidder” — from purchasing securities in advance of a tender offer, but only from and after the firm decision to launch a tender offer was made.

As stated by the SEC: The provisions of proposed Rule 14e-2(c)

would necessarily depend on whether the bidder has determined to make a tender offer. EXCHANGE ACT RELEASE NO. 34-15548 (Feb.

5, 1979) (emphasis added).

Thus, proposed Rule 14e-2 would not apply “before the intention to make a tender offer is formed during the period in which a tender offer may be one of several alternatives being considered by the acquiring person.” Id.

SULLIVAN & CROMWELL LLP 7

The History of Rule 14e-3 Makes Clear That it Applies

Only After a Decision to Pursue a Tender Offer is Made (con’t)

By November 1979, the SEC dispensed with the prohibition against the bidder acquiring shares in advance of a contemplated tender offer, precisely because, as here, trading by bidders might be questioned in hindsight:

The commentators raised a number of problems with respect to the proposal. They noted

that it would prohibit the widely used acquisition technique of making a negotiated block purchase followed by an “any and all” tender offer at the same price to all other stockholders. It was also noted that the increased risk that purchases made to test the market would be construed in hindsight to have violated the proposal would cause many prospective bidders to stay out of the market. . . . [C]ommentators were of the view that it would shift the balance of regulation and would dissuade bidders from making tender offers. For these as well as other reasons, the

Commission has determined not to adopt the proposal at this time.

EXCHANGE ACT RELEASE NO. 34-16348 (Nov. 29, 1979) (emphasis added).

The amended Rule proposed in November 1979 (now denominated Rule 14e-3)

applied only to someone other than the “bidder,” and applied only during “the period from the determination to make a tender offer through its termination.”

EXCHANGE ACT RELEASE NO. 34-16385 (Nov. 29, 1979) (emphasis added).

SULLIVAN & CROMWELL LLP 8

Rule 14e-3 Applies Only After a Decision

to Pursue a Tender Offer is Made

In the Release accompanying the adoption of Rule 14e-3, the Commission explained that the “substantial step” requirement was intended to provide a partially objective measure of the date upon which there was in fact a determination by the bidder to initiate a tender offer.

The change in the final Rule was made in response to “commentators’ concern with the difficulty of identifying when a person has actually determined to make a tender offer.” EXCHANGE ACT RELEASE NO. 34-17,120 n.33 (Sept. 4, 1980).

The Commission noted that, “although this standard is not totally objective, it provides a reasonable basis to identify when the prohibition of Rule 14e-3(a)

would apply.” Id.

For this reason, the Commission identified six events that could reflect “a substantial step or steps to commence a tender offer” (id.) — none of which are present here — which are the exact same six events that the Commission previously said in connection with prior versions of the Rule might reflect “a bidder’s determination to make a tender offer,” EXCHANGE ACT RELEASE NO.

34-15548.

SULLIVAN & CROMWELL LLP 9

Rule 14e-3 as Promulgated Applies Only After a

Decision to Pursue a Tender Offer is Made

Substantial steps “involve actions that are appropriate surrogates for the subjective decision of the offeror to undertake a tender offer.” SEC v. Bangham,

1993 U.S. Dist. LEXIS 19828, at *41 (S.D.N.Y. Nov. 19, 1993).

As stated by the U.S. Supreme Court:

The Second Circuit concisely described the Rule’s thrust: “One violates

Rule 14e–3(a) if he trades on the basis of material nonpublic information concerning a pending tender offer that he knows or has reason to know has been acquired ‘directly or indirectly’ from an insider of the offeror or issuer, or someone working on their behalf.”

U.S. v. O’Hagan, 521 U.S. 642, 669 (1997) (quoting U.S. v. Chestman, 947

F.2d 551, 557 (2d Cir. 1991)).

“Rule 14e–3 regulates illegal insider trading that takes place while a tender offer is under consideration.” Brody v. Transitional Hosp. Corp., 280 F.3d 997,

1004 (9th Cir. 2002).

SULLIVAN & CROMWELL LLP 10

Defendants Possessed No Information Relating to a Tender Offer

Rule 14e-3 requires, among other things, that the “other person” be “in possession of material information relating to such tender offer.”

“As adopted, the information which will trigger the operation of the Rule (1) must be material, (2) must relate to a tender offer, (3) must be nonpublic and (4) must have been acquired directly or indirectly from the offering person, from the issuer or from another specified person.

EXCHANGE ACT RELEASE NO. 34-17,120 (Sept. 4, 1980) (emphasis added).

Plainly, Allergan cannot possibly meet its burden of proving information

“relate[d] to a tender offer” where, as here, Defendants determined not to pursue a tender offer.

SULLIVAN & CROMWELL LLP 11

Allergan Cannot Presume The Essential Elements of its Claims

Recognizing that it uncovered no evidence to support its claim,

Allergan seeks to avoid entirely its evidentiary burden

But when substantial steps have been taken to acquire a target company (through whatever means), when those steps would equally “facilitate” a tender offer, and when a tender offer occurs in short order, the necessary nexus can be presumed.

(Reply at 10 (emphasis in original).)

No case supports this. Allergan cites no evidence to prove this essential element of its entire case.

SULLIVAN & CROMWELL LLP 12

Steps Taken Entirely to Facilitate a Merger Are NOT Steps in Furtherance of a Tender Offer

Allergan’s cases do not at all stand for the proposition that acts undertaken in furtherance of a merger at a time that the acquiror ruled out a potential tender offer constitute substantial steps. To the contrary, these cases say that acts proven to have been taken in furtherance of a tender offer may be substantial steps notwithstanding that the putative acquiror had not ruled out other transaction forms:

SEC v. Maio, 51 F.3d 623, 636 (7th Cir. 1995) (“the June 6-7 meeting was arranged after Xidex had actually solicited Anacomp’s tender offer as early

February, 1988”).

SEC v. Warde, 151 F.3d 42, 49 (2d Cir. 1998) (party “had already convened an emergency meeting with his investment bankers and arranged for legal counsel to mount a defense to the takeover, which contemplated a tender offer by Kidde management”)

SEC v. Ginsburg, 362 F.3d 1292, 1304 (11th Cir. 2004) (liability may attach

“so long as the information in fact does relate to a tender offer”).

SULLIVAN & CROMWELL LLP 13

SEC Guidance Confirms That No Substantial Steps Were Taken in Relation to Any Tender Offer

“The Commission believes that a substantial step or steps to commence a tender offer include, but are not limited to, voting on a resolution by the offering person’s board of directors relating to the tender offer; the formulation of a plan or proposal to make a tender offer by the offering person or the person(s) acting on behalf of the offering person; or activities which substantially facilitate the tender offer such as: arranging financing for a tender offer; preparing or directing or authorizing the preparation of tender offer materials; or authorizing negotiations, negotiating or entering into agreements with any person to act as a dealer manager, soliciting dealer, forwarding agent or depository in connection with the tender offer.”

EXCHANGE ACT RELEASE NO. 34-17,120 n.33 (Sept. 4, 1980) (emphases added).

While not exhaustive, “in seeking to understand what other types of actions might also qualify under Rule 14e-3, we must look for a common thread in the examples provided by the Commission.” SEC v. Bangham, 1993 U.S. Dist. LEXIS 19828, at *40 (S.D.N.Y. Nov. 19, 1993).

SULLIVAN & CROMWELL LLP 14

Defendants Did Not Vote on a Resolution

Relating to the Tender Offer Before April 21

The first time Valeant’s Board voted on a tender offer was

May 30, 2014

Source: Ex. 81, May 30, 2014 Valeant Board Minutes

15

Defendants Did Not Vote on a Resolution

Relating to the Tender Offer Before April 21

In fact, prior to May 30, 2014, Valeant’s management was forbidden from commencing a tender offer

Source: Ex. 70, April 7, 2014 Valeant Board Minutes 16

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

In addition, Defendants agreed that no steps had been taken or would be taken without their mutual consent

Source: Ex. 54, February 21, 2014 Relationship Agreement

17

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

The plan prior to April 21 was always a merger

The CEOs of both Valeant and Pershing Square have provided sworn testimony.

Source: Ex. 1, Ackman Dep. Tr. 162:15-163:11; see also Ackman Decl., paras. 13, 16. 18

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

The plan prior to April 21 was always a merger

The CEOs of both Valeant and Pershing Square have provided sworn testimony.

Source: Ex. 12, Pearson Dep. Tr. 123:7-125:23; see also Pearson Decl., paras. 17-23. 19

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

Everyone was aware that a tender offer was pointless due to

Allergan’s Poison Pill

Source: Ex. 1, Ackman Dep. Tr. 139:3-141:11; see also Ackman Decl., para. 35 20

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

Everyone was aware that a tender offer could not succeed due to Allergan’s Poison Pill

Source: Ex. 4, Doyle Dep. Tr. 204:13-205:15; see also Daines Decl. paras. 12-14. 21

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

There was no consideration of a tender offer until late May

Source: Ex. 12, Pearson Dep. Tr. 123:7-10; 123:25-125:23; Pearson Decl. paras. 24-30.

22

Valeant Did Not Formulate a Plan or Proposal to Make a Tender Offer Before April 21 (cont.)

It was Allergan investors that insisted that Defendants make a tender offer in May.

Source: Ex. 15, Schiller Dep. Tr. 233:2-234:3 23

The following is a transcript of a portion the deposition of Howard Schiller which corresponds to the video clip in the preceding slide:

HIGHLY CONFIDENTIAL

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

Returning to the April 7 board meeting, your testimony, and I just want to make sure it’s clear for the record, is that there was no discussion at that April 7 meeting about the possibility of an exchange offer?

A There was none.

Q Okay.

So as of April -- at the April 7 meeting, no one said if we do proceed with the special meeting route, we may want to couple that with an exchange offer?

No one said that?

A No.

The first time an exchange offer was contemplated was at the end of May, and it happened I know -- I can remember quite precisely when it happened because we had bumped our bid, and then we had gone to the Sanford Bernstein conference, and the shareholders said, you didn’t -- we want more, more money, which we expected to hear. These are Allergan shareholders. We were presenting at the conference, and they said, you know, throw away this referendum, it’s a waste of time, go get the 25 percent, and put an exchange offer on the table so we have something

www.veritext.com

Veritext Legal Solutions Midwest

888-391-3376

HIGHLY CONFIDENTIAL

1 2 3 4

real to consider.

Up until that point, there was never a

consideration on an exchange offer.

www.veritext.com

Veritext Legal Solutions Midwest

888-391-3376

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

It was Allergan investors that insisted that Defendants make a tender offer in May as a sign of commitment

Source: Ex. 12, Pearson Dep. Tr. 125:6-23. 24

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

It was Allergan investors that insisted that Defendants make a tender offer in May as a sign of commitment

Source: Ex. 1, Ackman Dep. Tr. 164:19-165:4. 25

Valeant Did Not Formulate a Plan or Proposal to

Make a Tender Offer Before April 21

Contemporaneous documents confirm that it was Allergan investors that prompted consideration of a tender offer in May

Source: Ex. 81, May 30, 2014 Valeant Board Minutes. 26

Valeant Did Not Engage in Activities Which Substantially Facilitated the Tender Offer

Valeant did not arrange financing for a tender offer until late May 2014.

Valeant did not prepare or direct or authorize the preparation of tender offer materials before late May 2014.

27

Valeant Did Not Arrange Financing For A Tender Offer before April 21

Valeant never approached RBC for financing of a tender offer until sometime in May

Source: Ex. 3, Wolfe Dep. Tr. 61:6-10; 73:16-25; 74:2-4 28

Valeant Did Not Arrange Financing For A Tender Offer before April 21

RBC & Barclays were first asked to consider providing financing for a tender offer in the second half of May 2014

Source: Wolfe Decl. paras. 4-5; Mehta Decl., paras. 4-5. See also Ex. 85, June 12,

2014 Project Olympus Commitment Letter (agreement to finance tender offer). 29

Valeant Did Not Arrange Financing For A Tender Offer before April 21

RBC & Barclays were first asked to consider providing financing for a tender offer in the second half of May 2014

Source: Mehta Dep. 76:10-22.

30

Valeant Did Not Arrange Financing For A Tender Offer before April 21

RBC & Barclays first conducted tender offer due diligence in the second half of May 2014

Source: Wolfe Dep. 99:21-100:18.

31

Valeant Did Not Arrange Financing For A Tender Offer before April 21

RBC & Barclays first conducted tender offer due diligence in the second half of May 2014

Source: Mehta Dep. 55:12-56:4.

32

Valeant Did Not Prepare, Direct, or Authorize Preparation of Tender Offer Material Before April 21

Valeant’s Board authorized the preparation of tender offer materials on May 30, 2014

Source: Ex. 81, Valeant May 30, 2014 Board Minutes. 33

Defendants Did Not Negotiate With or Enter Into Agreements With A Dealer Manager, Soliciting Dealer, Forwarding Agent or Depository Before April 21

Valeant’s Board authorized sign-up of a dealer manager, soliciting dealer, forwarding agent or depository on May 30, 2014

Source: Ex. 81, Valeant’s May 30, 2014 Board Minutes. See also Pearson Decl. para. 30

(Valeant “began discussing who to retain as dealer manager” on or around June 7, 2014). 34

The Tender Offer Was and Is Symbolic

The parties never sought to proceed by way of tender offer before May 2014

— and took no steps (substantial or otherwise) to do so — because the tender offer presents no viable path toward completing an acquisition.

Everyone always knew that a tender offer was of no substantive benefit because Allergan would adopt a poison pill that made it impractical to close.

The tender offer is no more “viable” — as Allergan argues (Reply at 14) —

simply because Defendants might also pursue a proxy contest to remove

Allergan’s entrenched board: If Defendants succeed in placing directors on

Allergan’s board who will act in their shareholders’ interest and negotiate a deal, there remains no point to the current tender offer.

Allergan has told the SEC that Article 15 of its Charter and Delaware law would not permit a second-step merger to complete the acquisition following a successful tender offer without a vote of the non-tendering shares, which is a practical impossibility.

SULLIVAN & CROMWELL LLP 35

Defendants Did NOT Undertake Any Steps to Facilitate a

Tender Offer Until May 28 and Thereafter

Late May, Defendants first sought tender offer financing until the end of May,

and no tender offer financing commitment was received until mid-June 2014

Undisputed that April financing commitments did not commit to finance tender offer

May 28, preparation of tender offer documents commenced

June 6, Valeant first contacted third parties to serve as a potential exchange agent in connection with an exchange offer

June 7, began discussions of retaining a dealer manager for the exchange offer

June 11, formed the Valeant subsidiary to act as the purchaser in the offer

Having uncovered no evidence of any prior steps in support of a tender offer,

Allergan simply pronounces that the undisputed evidence — from third parties and every defendant — that a tender offer was put together “in a matter of weeks reaches beyond the ridiculous to the sublime.” (Reply at

13.)

This rhetoric is not evidence, and it can’t change the actual evidence, which is uncontroverted

SULLIVAN & CROMWELL LLP 36

Pershing Square is an “Offering Person”

Rule 14e-3 defines “offering person” as “any person [who] has taken a substantial step or steps to commence, or has commenced, a tender offer.”

Allergan has offered constantly evolving and equally meritless arguments as to why it contends Pershing Square does not meet this test.

In a July 10 letter to the SEC, Allergan argued that “Valeant and Pershing

Square Were Not Co-Bidders at the Time of Pershing Square’s Purchase

Program.”

Perhaps reminded that Allergan itself had referred to Defendants as “co-

bidders” in nearly a dozen SEC filings, on July 21, Allergan sent the SEC another letter saying that even if they are co-bidders, Pershing Square is not an “offering person” but a mere financing source. (Ex. 26, at 3.)

Apparently unable to convince the SEC, Allergan then filed this lawsuit.

SULLIVAN & CROMWELL LLP 37

Pershing Square is an “Offering Person”

In its opening brief, Allergan argued that “offering person” is singular, and there can be only one offering person — only “the entity proposing the tender offer to the target’s stockholders.” (Motion, at 18-19.)

After Defendants pointed out (a) that Allergan had previously told the SEC that

“the offering person can be more than one person” (Ex. 26), and (b) that

Pershing Square is an offeror proposing the tender offer and listed on Schedule

TO (following a request from the SEC) as such, in its reply Allergan dismissed these observations as “strawmen.” (Reply at 8.)

Allergan now claims that, even though Pershing Square is both a bidder and an offeror, it is not an “offering person” because it is not intended to be the purchaser (Reply at 8).

The plain language of Rule 14e-3 defeats these assertions

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If Substantial Steps Toward a Tender Offer Were Taken,

Those Steps Were Taken By Pershing Square

“Rule 14e-3(a) does not proscribe purchases or sales of securities to be sought or sought in a tender offer by the person who has taken a substantial step or steps to commence or has commenced the tender offer.” EXCHANGE ACT

RELEASE NO. 34-17,120 (Sept. 4, 1980).

Most of the “steps” upon which Allergan bases its Rule 14e-3 theory refer to steps taken by Pershing Square, including the most “substantial” step —

purchasing Allergan stock.

Allergan argues that “substantial steps” were taken “throughout the trading period by holding numerous meetings with Pershing Square executives,

retaining legal counsel, negotiating and entering into the Pershing Agreement,

signing confidentiality agreements, and engaging in due diligence.” (Reply at

11.)

If these “steps” were “substantial” and in pursuit of a tender offer, they also were taken by Pershing Square, which by definition makes Pershing Square an

“offering person” that all agree is outside of Rule 14e-3.

SULLIVAN & CROMWELL LLP 39

Allergan’s Concession That Pershing Square is a Bidder and an Offeror Defeats its Insider Trading Theory

Rule 14d-1(g) provides that, “for purposes of sections 14(d) and 14(e) of the Act and Regulations 14D and 14E . . . ‘Bidder’ means any person who makes a tender offer or on whose behalf a tender offer is made.” 17 CFR § 240.14d-1(g).

“Offeror means any person who makes a tender offer or on whose behalf a tender offer is made.” SEC Regulation M-A, 17 CFR § 229.1000(d). Courts, including the Supreme Court, have made clear that an “offeror” is an “Offering Person”:

“One violates Rule 14e–3(a) if he trades on the basis of material nonpublic information concerning a pending tender offer that he knows or has reason to know has been acquired ‘directly or indirectly’ from an insider of the offeror or issuer, or someone working on their behalf.”

U.S. v. O’Hagan, 521 U.S. 642, 669 (1997) (quoting US v. Chestman, 947 F.2d 551, 557 (2d Cir. 1991)).

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40

Bidders and Offerors Are Offering Persons

SEC v. Maio, 51 F.3d 623, 635 (7th Cir. 1995): “Rule 14e–3 only bars trading after an offeror has taken a substantial step towards commencing its tender offer.”

Hollywood Casino Corporation v. Simmons, 2002 WL 1610598 (N.D. Tex. July 18, 2002): if these defendants — working as a group —“have commenced a ‘creeping’ tender offer,” then information transferred between the Pratts and the Simmons Defendants would not be transferred to “another.” Under

Hollywood’s group theory, the Simmons Defendants and the Pratts together would be the “offering person” for purposes of Rule 14e-3(a) and, thus, would be immune from the operation of 14e-3(d) and 14e-3(a) by 14e-3(d)(1)(i).

Penn. Ave. Funds v. Borey, 2008 WL 426509, *7 (W.D. Wash. Feb. 13, 2008): Vector was an offeror under the Williams Act until at least June 26, 2006, when it entered an agreement with FP to withdraw from the bidding process.

¶ 54. Vector was thus an “offering person” under Rule 14e-3 in March 2006, and was permitted to acquire WatchGuard securities. Only “[an]other person,” not the “offering person,” can violate Rule 14e-3 by purchasing the target company’s securities.

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41

Bidders and Offerors Are Offering Persons

SEC v. Musella, 748 F. Supp. 1028, 1041 (S.D.N.Y. 1989): “Mobil and Esmark, the acquiring companies on whose behalf [law firm] were working (the “offering persons” within the meaning of the rule) . . . “

Johnston v. Wilbourn, 682 F.Supp. 879, 882-83 (S.D. Miss. 1988): “’Rule 14e–3(a) does not proscribe purchases or sales of securities to be sought or sought in a tender offer by the person who has taken a substantial step or steps to commence or has commenced the tender offer,’ i.e., the offeror.”

Telex Corp. v. Edelman, 1987 WL 43390 (N.D. Okl., Nov. 5, 1987): All members of “offering group” were “offering persons”

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42

2. Identifying the Bidder in a Tender Offer

A similar analysis of bidder status is made in a tender offer subject only to Regulation 14E.

43

Allergan Agrees That the Person Who Makes a Tender Offer is an Offering Person

Reply Brief, Page 6: an “offering person” can trade based on material, non-public information about its own forthcoming tender offer.

Pershing Square did make the tender offer for Allergan stock

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44

Exhibit 37

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45

Exhibit 44

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46

Defendants’ Joint Pursuit of the Allergan

Acquisition Makes them Offering Persons

Allergan has repeatedly characterized Valeant and Pershing Square as “co-bidders” collectively seeking to acquire Allergan. (Allergan Schedule 14A, filed July 8, 2014) (“We believe today’s announcement is a further attempt by co-bidders Pershing Square and Valeant to acquire Allergan at a grossly inadequate price . . .”).

Allergan told the SEC that Defendants “funded and formed PS Fund 1 for the sole purpose of launching a hostile bid for Allergan.” (Ex. 29, at 7.)

Even if, as Allergan apparently contends, Pershing Square was merely doing Valeant’s bidding, Rule 14e-3 also rules out claims challenging trading by an

“agent” of the “offering person.”

Rule 14e-3(c) excludes from the trading proscription “Purchase(s) of any security described in paragraph (a) of this section by a broker or by another agent on behalf of an offering person,” which “transactions shall not be violations of paragraph (a) of this section.”

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47

Exhibit 54, p. 3

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48

Exhibit 54, p. 3

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49

Exhibit 54, p. 2

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Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

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the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

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the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

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Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

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the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•

our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive proxy statement with the SEC on September 24, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014, May 28, 2014 and September 25, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.